

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2010

Mr. Patrick Carroll
Chief Financial Officer
Lexington Realty Trust
One Penn Plaza
Suite 4015
New York, NY 10119-4015

> **Re:** **Lexington Realty Trust**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Supplemental Response filed September 24, 2010**
> **File No. 001-12386**

Dear Mr. Carroll:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2009

Item 1.A Risk Factors, page 10

1. We note your response to comment 1 of our letter dated September 10, 2010. In response to our comment, you reference the risk factor regarding refinancing included on page 12. We note that this risk factor addresses the general impact of failing to make balloon payments. We reissue our comment. We note that two of your properties have been foreclosed on and that another property was lost due to the bankruptcy of your subsidiary. Please tell us what consideration you gave to additional risk factor disclosure to highlight these actions and the associated risks to your business operations. Please tell us whether these actions have an impact on your ability to obtain additional financing in the future. Confirm that you will include similar disclosure in future filings.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

(8) Fair Value Measurements, page 71

2.   We note your response to prior comment seven from our letter dated September 10, 2010 and reissue the comment in part. In future filings, please expand your disclosure to elaborate on the income valuation techniques used (including estimated cap rates), discuss the inputs and variability of such inputs and the impacts to fair value, as well as other income or market-based valuation techniques used by management to corroborate such valuations, if applicable. In addition, please tell us how you intend to comply.

Schedule 14A – Definitive Proxy Statement

3.   We note your response to comment 8 of our letter dated September 10, 2010. In response to our comment, you state that the difference in the amount of compensation awarded to each officer is attributable to differences in the benchmarking data for the positions held by them. Please disclose, for each officer, the benchmarks and where actual payments fell within targeted parameters. To the extent actual compensation awarded to a named executive officer was outside a targeted percentile range, include an explanation of the reasons for this.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3629 if you have questions regarding the comments on the financial statements and related matters. Please contact Stacie Gorman, Attorney-Advisor, at 202.551.3585 or Sonia Barros, Special Counsel at 202.551.3655 with any other questions.

Sincerely,

Kevin Woody
Accounting Branch Chief